Exhibit 99.2

MDA Space Ltd. Treasury Offering of Common Shares July 9, 2026

The Common Shares will be offered by way of a prospectus supplement in each of the provinces and territories of Canada and in the United States. A final base shelf prospectus dated August 7, 2025 containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 has been filed with the U.S. Securities and Exchange Commission. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

The final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents are accessible through SEDAR+. Copies of the documents may be obtained in Canada from BMO Nesbitt Burns Inc. (“BMO Capital Markets”), Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 by telephone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca or from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, On M5J 0C2 or by email at distribution.rbcds@rbccm.com or in the United States by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036, or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com or from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, Phone: 877-822-4089, email: equityprospectus@rbccm.com.

This term sheet does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any applicable shelf prospectus supplement and any amendment to the documents for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Revised Terms and Conditions
Issuer:	MDA Space Ltd. (the “Company”).
Offering:	23,000,000 common shares (the “Common Shares”) to be issued by the Company (the “Offering”).
Offering Price:	US$35.60 per Common Share (the “Offering Price”).
Issue Amount:	US$818,800,000 (US$941,620,000 if the Over-Allotment Option is exercised in full).
Over-Allotment Option:	The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering at the Offering Price to cover over-allotments, if any (the “Over-Allotment Option”).
Acquisition:	Pursuant to a put option agreement (the “Put Agreement”) made effective July 8, 2026, among the Company and a group of sellers (collectively, the “Sellers”), the Company has irrevocably committed to acquire (the “CLS Acquisition”) approximately 70% of the issued and outstanding securities of C3 Holding, the parent company of Collecte Localisation Satellites (“CLS”), all subject to the conditions of the Put Agreement and the securities purchase agreement attached in agreed form to the Put Agreement (the “Purchase Agreement”). The Put Agreement represents a binding and irrevocable unilateral put option (promesse unilatérale d’achat) granted by the Company to the Sellers, pursuant to which the Sellers, through their agent, have the right, but not the obligation, following completion of the information and consultation procedures required under applicable French law with relevant French employee representative bodies, to require the Company to enter into the Purchase Agreement and, subject to the terms of the Purchase Agreement, to complete the CLS Acquisition.
Use of Proceeds:

The Company intends to use the net proceeds from the Offering to fund the purchase price of the CLS Acquisition, the repayment of all or a portion of CLS’ existing indebtedness (if we are unable to arrange on behalf of C3 Holdings as borrower debt financing to repay such indebtedness), and/or related financing fees and transaction expenses.

In the event that the net proceeds of the Offering exceed the purchase price of the CLS Acquisition, the repayment of all or a portion of CLS’ existing indebtedness (if we are unable to arrange on behalf of C3 Holdings as borrower debt financing to repay such indebtedness), and/or related financing fees and transaction expenses, the Company intends to use any such excess net proceeds for general corporate purposes.

The CLS Acquisition and the Offering are not conditional on each other. Should the CLS Acquisition not proceed, the Company intends to use the net proceeds of the Offering to pursue its growth strategy, which includes expanding its customer base and solutions, supporting the growth of existing customers, and pursuing other strategic opportunities, which may include acquisitions or investments.

Form of Offering:	Bought deal by way of (a) a prospectus supplement to be filed in all provinces and territories of Canada and (b) registered public offering in the U.S. under the multijurisdictional disclosure system. In jurisdictions outside of Canada and the United States, as approved by the Company, acting reasonably, in accordance with all applicable laws provided that the registration of the Common Shares in such jurisdiction will not be required, no prospectus, registration statement, or similar document is required to be filed in such jurisdiction and the Company will not be subject to any continuous disclosure requirements in such jurisdiction.
Listing:	Applications will be made to list the Common Shares on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”). The existing Common Shares are listed on the TSX and the NYSE under the symbol “MDA”.
Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, FHSAs, RDSPs and DPSPs.
Bookrunners:	BMO Capital Markets and RBC Capital Markets (as co-lead joint active bookrunners) and J.P. Morgan, Scotiabank and BofA Securities (as joint active bookrunners).
Commission:	4.0%.
Closing:	July 14, 2026.